AB 3/12

09059778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acquest Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 2450
(No. and Street)

Houston (City) | Texas (State) | 77002 (Zip Code)

SEC Mail Processing Section MAR 03 2009 Washington, DC 103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Schnitzius — 713-222-2170 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. Harris Wooten
(Name – *if individual, state last, first, middle name*)

770 Post Oak Lane, Suite 250 (Address) | Houston (City) | Texas (State) | 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 03 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Schnitzius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquest Advisors, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acquest Advisors LLC

Financial Statements and Schedules

December 31, 2008 and 2007

(With Independent Auditor's Report Thereon)

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

The Members of
Acquest Advisors LLC

I have audited the accompanying statements of financial condition of Acquest Advisors LLC (a Texas Limited Liability Company) as of December 31, 2008 and 2007 and the related statements of income, changes in members' capital and cash flows for years ended December 31, 2008 and 2007 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acquest Advisors LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

W. Harris Wooten, CPA

February 23, 2009

Houston, Texas

9219 Katy Freeway, Suite 134 / Houston, Texas 77024 / (713) 993-8123 / Fax (713) 465-9679 / harris@harriswooten.com

ACQUEST ADVISORS LLC
Statements of Financial Condition

Assets	December 31, 2008	December 31, 2007
Cash, including interest-bearing deposits	$ 84,961	$ 59,058
Receivables from clients	1,886	51,850
Other receivables	-	2,281
Investments (Note 2)	14,826	29,694
Office equipment, at cost, less accumulated depreciation of $182,447 and $172,097 in 2008 and 2007, respectively	85,340	60,266
Other assets	16,069	10,739
	$ 203,082	$ 213,888

Liabilities and Partners' Capital	2008	2007
Checking Account- cash over draft	$ -	$ 90,779
Accounts payable and accrued expenses	2,435	28,240
	2,435	119,019
Members' capital (notes 3, 4 and 5):	200,647	94,869
	200,647	94,869
	$ 203,082	$ 213,888

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN LLC
Statements of Income
For the years ended December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Revenues:		
Fee income	$ 920,000	$ 1,205,185
Interest income	175	583
Other Income- NASD & NYSE member consolidation	-	35,000
Unrealized investment gain (loss) (Note 2)	(14,868)	11,226
	905,307	1,251,994
Expenses:		
Advisory Services	35,000	438,544
Broker dealer expenses	7,863	21,433
Employee compensation	311,364	213,042
Member and employee benefits	17,054	16,625
Office rent	110,418	103,264
Office expense	252,636	104,311
Depreciation	10,350	10,959
Payroll and property taxes	23,756	19,519
Bad debt	738	119
	769,179	927,816
Net Income (Loss)	$ 136,128	$ 324,178

The accompanying notes are an integral part of these financial statements.

ACQUEST ADVISORS LLC
Statement of Changes in Members' Capital
For the years ended December 31, 2008 and 2007

	Total Members' Capital
Balance at December 31, 2006	$ 190,540
Net income (loss) for the year ended December 31, 2007	324,178
Contribution from members	153,139
Distribution to members	(572,988)
Balance at December 31, 2007	$ 94,869
Net income for the year ended December 31, 2008	136,128
Contribution from members	367,779
Distribution to members	(398,129)
Balance at December 31, 2008	$ 200,647

The accompanying notes are an integral part of these financial statements.

ACQUEST ADVISORS LLC
Statements of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net earnings	$ 136,128	$ 324,178
Adjustments to reconcile net earnings to net cash used in operating activities:		
Depreciation	10,350	10,959
Investment loss (gain)	14,868	(11,226)
Changes in assets and liabilities:		
(Increase) decrease in receivables from clients and others	52,245	(35,727)
(Increase) decrease in prepaid expenses	(5,330)	(2,191)
Increase (decrease) in accounts payable and accrued expenses	(25,804)	(9,815)
Total adjustments	46,329	(48,000)
Net cash provided (used) by operating activities	182,457	276,178
Cash flows used in investing activities:		
Purchase of office equipment	(35,425)	(32,525)
Members' Contribution	367,779	153,139
Members' distribution	(398,129)	(572,988)
Net increase (decrease) in cash	116,682	(176,196)
Cash at beginning of period	(31,721)	144,475
Cash at end of period	$ 84,961	$ (31,721)
Supplemental disclosure of cash flow information - Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

ACQUEST ADVISORS LLC

Notes to Financial Statements

December 31, 2008 and 2007

(1) Summary of Significant Accounting Policies

Acquest Advisors LLC ("Acquest"), a Texas Limited Liability Company, formally Schnitzius & Vaughan LLC, was formed October 1, 1987, and effective January 31, 2007 was converted from a Texas General Partnership. Acquest is a member of the Financial Industry Regulatory Authority (FINRA). Acquest acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger or acquisition transactions.

Depreciation of office equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Acquest is recognized as a limited liability company under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Investments

Investments represent 600 shares of common stock recorded at their fair value. As of December 31, 2006, one tranche for 300 shares of another company was exercised at $16 per share or $4,800. As of December 31, 2005, one tranche for 300 shares of another company was exercised at $15 per share or $4,500. The Company recognized an unrealized gain/ (loss) on this stock of ($14,868) and $11,226 as of December 31, 2008 and 2007, respectively.

(3) Liabilities Subordinated to Claims of Creditors

As of December 31, 2008 and 2007, and for the years ended December 31, 2008 and 2007, Acquest had no liabilities subordinated to the claims of general creditors.

(4) Minimum Capital Requirements

Acquest is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Partners' capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2008 and 2007, Acquest had net capital of $94,757 and ($39,391), respectively, which exceeded (lacked) its required net capital of $5,000 by $89,757 and ($44,391), respectively. Acquest's ratio of aggregate indebtedness as to net capital was .0257 to 1 and (3.0214) to 1 at December 31, 2008 and 2007, respectively.

The net capital deficiency as of December 31, 2007 was corrected on January 4, 2008 and was disclosed to the FINRA.

ACQUEST ADVISORS LLC

Notes to Financial Statements

December 31, 2008 and 2007

(5) Company Agreement

The members of Acquest Advisors LLC have executed a company agreement, which grants preemptive rights to Acquest Advisors LLC and the existing members in the event of the death, removal, or voluntary departure of a member, or the voluntary or involuntary dissolution of the company.

Effective December 17, 2007, the Company redeemed a member's 33.33% interest in the Company for $102,129. In connection with this redemption, the Company agreed to make payments to the former member if transactions with certain Company clients are completed. Effective May 20, 2008, the company made a payment for $54,667.00 to the former member as a result of a Settlement Agreement dated May 19, 2008. As of December 31, 2008, there are no amounts due to the former member under the terms of the Settlement Agreement. Any future payments to the former member will be determined by the terms of the Settlement Agreement.

On January 23, 2008, the Company, admitted a new member for a capital contribution of $102,129 for a 33.33% interest in the Company

(6) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The maximum loss that would have resulted from that risk totaled $0 and $0 for 2008 and 2007.

Approximately 81% and 83% of the Company's revenues for 2008 and 2007 was earned from three clients in 2008 and two clients in 2007.

(7) Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

Account receivable and accounts payable – The carrying amount reported in the Statement of Financial Condition for accounts receivable and accounts payable approximate its fair value.

Investments – The carrying amount reported in the Statement of Financial Condition for investments approximate its fair value.

ACQUEST ADVISORS LLC
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Net Capital:		
Partners' capital	$ 200,647	$ 94,869
Less non-allowable assets:		
Receivables	1,886	54,131
Investments	2,595	9,124
Office equipment, net	85,340	60,266
Other assets	16,069	10,739
Net Capital	94,757	(39,391)
Net capital requirement	5,000	5,000
Net capital in excess of required amount	89,757	(44,391)
Net Capital	$ 94,757	$ (39,391)
Aggregate indebtedness	2,435	119,017
Ratio of aggregate indebtedness to net capital	2.57%	-302.14%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed byAcquest Advisors LLC with the Financial Industry Regulatory Authority (FINRA) Dealers on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 68,016	$ 24,205
Audit adjustments	26,741	(21,770)
As presented above	$ 94,757	$ 2,435

Schedule II

SCHNITZIUS & VAUGHAN LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2008

Acquest Advisors LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as Acquest Advisors LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the years ended December 31, 2008 and 2007, Acquest Advisors LLC has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

ACQUEST ADVISORS LLC

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2008

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in Acquest Advisors LLC's possession or control as of December 31, 2008 for which instructions to reduce to possession or control had been issued as of December 31, 2008, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	N/A	N/A
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	N/A	N/A

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on

Internal Accounting Control

Required by SEC Rule 17a-5

To the Members of
Acquest Advisors LLC

In planning and performing my audit of the financial statements of Acquest Advisors LLC, a Texas Limited Liability Company, (Acquest), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered Acquest's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Acquest's internal control. Accordingly, I do not express an opinion on the effectiveness of Acquest's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Acquest including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Acquest does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by Acquest in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Acquest is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Acquest has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9219 Katy Freeway, Suite 134 / Houston, Texas 77024 / (713) 993-8123 / Fax (713) 465-9679 / harris@harriswooten.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Acquest's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Financial Industry Regulatory Authority (FINRA), SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

W. Harris Wooten, CPA

February 23, 2009

Houston, Texas